UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

         Securities Act Rule 801 (Rights Offering) ☐

         Securities Act Rule 802 (Exchange Offer) ☐

         Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☒

         Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

         Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

NUR Macroprinters Ltd.
(Name of Subject Company)

ISRAEL
(Jurisdiction of Subject Company's Incorporation or Organization)

NUR Macroprinters Ltd.
(Name of Person(s) Furnishing Form)

Options to Purchase Ordinary Shares, par value NIS 1.00, with exercise prices below US$ 1.00,
Issued to Employees under the NUR Macroprinters Ltd. Employee Stock Option Plans
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

NUR Macroprinters Ltd.
12 Abba Hillel Silver Street
Lod 71111
ISRAEL
Telephone: +972-8-9145555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company))

With a Copy to

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022

January 24, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents, which are attached as an exhibit hereto, have been distributed to the holders of stock options of NUR Macroprinters Ltd. issued pursuant to its 1997 Stock Option Plan and 2000 Stock Option Plan that have an exercise price of less than US$ 1.00 (representing, in the aggregate, rights to purchase approximately 9.9 million ordinary shares):

EXHIBIT A:	Letter to Employees re Offer to Repurchase Employee Stock Options

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) NUR Macroprinters Ltd. is filing with the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a written irrevocable consent and power of attorney on Form F-X.

(2) Not applicable.

PART IV – SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUR MACROPRINTERS LTD. By: /s/ Yosef Zylbeberg —————————————— Yosef Zylberberg Interim Chief Executive Officer and Chief Financial Officer

Date: April 3, 2008